ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 3, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II (File Nos. 811-10183 and 811-03618) – Responses to Comments on Preliminary Proxy Statement

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 30, 2026, regarding the notice of special meeting of shareholders, form of combined proxy statement of Brighthouse Funds Trust I (“Trust I”) and Brighthouse Funds Trust II (“Trust II” and together with Trust I, the “Trusts”) and other proxy materials (the “Proxy Materials”), filed with the Commission on March 20, 2026. The Staff’s comments are summarized below and each is followed by the Trusts’ response. Any terms that are used but not defined in this letter have the same meaning as used in the Proxy Materials.

1.

Comment:  Please revise Proposal III that appears in each of the “Letter to Contract Holders,” the “Notice of Special Meeting of Shareholders” and the “Proxy Statement” sections of the Proxy Materials to make it more precise as to what the proposal is being voted on.

Response: In response to the Staff’s comment, Proposal III will be revised as marked below, and corresponding changes will be made to the description of Proposal III, throughout the Proxy Materials.

“To approve a modified manager-of-managers structure for each Portfolio that would permit the Manager to enter into and materially amend subadvisory agreements with unaffiliated and affiliated subadvisers without obtaining shareholder approval ~~and would also permit each Portfolio to disclose fees paid to subadvisers on an aggregate, rather than individual, basis~~ (“Proposal III”).”

2.

Comment:  Please define terms in each of the “Letter to Contract Holders,” the “Notice of Special Meeting of Shareholders” and the “Proxy Statement” sections of the Proxy Materials. For example, the term “Manager” needs to be defined in the “Proxy Statement” section of the Proxy Materials.

Response: The requested change has been made.

3.	Comment: The Proxy Statement provides that the Transaction is expected to close in 2026. Please provide more precise details regarding the closing date, if possible.

Response: The Transaction is subject to the satisfaction or waiver of customary closing conditions, including the receipt of regulatory approvals, and the exact closing date remains uncertain. Accordingly, the Trusts are not able to provide more precise details regarding the closing date.

4.	Comment: Please include a table of contents in the Proxy Statement.

Response: The requested change has been made.

5.	Comment: Footnote two in the Proxy Statement should be renumbered as footnote one.

Response: The requested change has been made.

6.	Comment: Please confirm supplementally that the Board satisfies the fund governance standards defined in § 270.0-1(a)(7).

Response: The Trusts confirm that the Board satisfies the fund governance standards defined in § 270.0-1(a)(7).

7.

Comment:  In the “Board Considerations” section of each of Proposals I, II, III and IV, please include a discussion of the Board’s consideration of any adverse factors that weighed against approval of the proposal, if any.

Response:  The Trusts respectfully submit that the current disclosure under the “Board Considerations” section of each of Proposals I, II, III and IV accurately reflects the Board’s considerations with respect to the relevant Proposal and satisfies the disclosure requirements of Item 22(c)(11) of Schedule 14A, which requires only that the Trusts “[d]iscuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation . . . [to approve the proposal].” Accordingly, no changes to the disclosure have been made.

8.	Comment: Please disclose the Board’s conclusion with respect to each factor considered in the “Factors Considered” section of the Proxy Statement.

Response: As noted in response to Comment 7 above, the Trusts respectfully submit that the current disclosure under the “Board Considerations” sections of the Proxy Statement accurately reflects the Board’s considerations with respect to the relevant Proposal and satisfies applicable disclosure requirements.

9.	Comment: Please provide the addresses of all principal officers and directors pursuant to Item 22(c)(2).

Response: In response to the comment, the last paragraph of the “Information Regarding the Manager” section and the last paragraph of the “Information Regarding the Affiliated Subadviser” section of the Proxy Statement will be revised as follows, respectively:

“The address of Ms. Slavin, Mr. Otis, Mr. Watterson, Ms. Hellmann, Ms. Koska and the Manager is 11225 North Community House Road, Charlotte, North Carolina 28277. The address of Brighthouse is 11225 North Community House Road, Charlotte, North Carolina 28277. The address of Mr. Sahay and Aquarian is 40 10th Avenue, 6th Floor, New York, New York 10014.”

“The address of Mr. Funk, Mr. Karpik, Mr. McCrory, Mr. Yick, Mr. Grafstein and Ms. Cromie is One MetLife Way, Whippany, New Jersey 07981. The address of MetLife, Inc., MIMH and MIM is One MetLife Way, Whippany, New Jersey 07981.”

10.	Comment: Please disclose any alternatives the Board considered, if any, under the “Vote Required” sections of Proposals I and II of the Proxy Statement.

Response: As noted in response to Comment 7 above, the Trusts respectfully submit that the current disclosure under the “Board Considerations” sections of the Proxy Statement accurately reflects the Board’s considerations with respect to the relevant Proposal and satisfies applicable disclosure requirements. No alternatives were considered by the Board that should be disclosed in the “Vote Required” sections of Proposals I and II.

11.	Comment: In Proposal II, please use the defined term “MIM Subadvised Portfolio” instead of listing each of the MIM Subadvised Portfolios.

Response: The Trust notes that in the “Termination” subsection in Proposal II of the Proxy Statement, the MIM Subadvised Portfolios are listed separately because the MetLife Multi-Index Targeted Risk Portfolio has a different termination provision than the other MIM Subadvised Portfolios. Accordingly, no changes to the disclosure have been made.

12.

Comment:  In Proposal II, if the Board generally followed the same process for reviewing and approving Proposal II as it did for Proposal I, please list the factors the Board considered, similar to those for the New Advisory Agreements, and identify the date(s) on which those reviews took place.

Response: As noted in response to Comment 7 above, the Trusts respectfully submit that the current disclosure under the “Board Considerations” sections of the Proxy Statement accurately reflects the Board’s considerations with respect to the relevant Proposal and satisfies applicable disclosure requirements. The Trusts believe that with respect to Proposal II, it is appropriate to cross reference the Board Considerations section under Proposal I to facilitate a concise and clear disclosure approach for shareholders and avoid repetitive disclosure. In this regard, it is important to consider that all shareholders who vote on Proposal II will also be entitled to vote on Proposal I.

13.	Comment: The last sentence of the “Recommendation of the Board” section should clearly state the proposal on which the shareholders are being asked to vote.

Response: In response to the comment, each of the “Recommendation of the Board” sections of the Proxy Statement will be revised as follows, respectively:

“Accordingly, the Board unanimously recommends that shareholders of each Portfolio vote to APPROVE the New Advisory Agreement between the relevant Trust and the Manager with respect to such Portfolio ~~as set forth in Proposal I~~”

“The Board of Trustees believes that the New MIM Subadvisory Agreement is in the best interests of shareholders of each MIM Subadvised Portfolio. Accordingly, the Board unanimously recommends that shareholders of each MIM Subadvised Portfolio vote to APPROVE the New MIM Subadvisory Agreement between the Manager and MIM with respect to the relevant MIM Subadvised Portfolio ~~as set forth in Proposal II~~.”

“The Board of Trustees believes that the modified manager-of-managers structure with respect to each Portfolio is in the best interests of shareholders of such Portfolio. Accordingly, the Board unanimously recommends that shareholders of each Portfolio vote to APPROVE the modified manager-of-managers structure with respect to such Portfolio that would permit the Manager to enter into and materially amend subadvisory agreements with unaffiliated and affiliated subadvisers without obtaining shareholder approval ~~as set forth in Proposal III~~.”

“The Board of Trustees believes that the reclassification of each Large Cap Portfolio’s diversification status is in the best interests of shareholders of such Large Cap Portfolio. Accordingly, the Board unanimously recommends that shareholders of each Large Cap Portfolio vote to APPROVE the reclassification of such Large Cap Portfolio from “diversified” to “non-diversified” ~~as set forth in Proposal IV~~.”

14.	Comment: In the “Background on the Regulatory Relief” section of Proposal III, please clarify what the Subadviser Voting Relief entailed in the Carillon Order.

Response: The Trusts respectfully submit that the Proxy Statement sufficiently describes what the Subadviser Voting Relief entailed in the Carillon Order by explaining that this relief allows “the Carillon Series Trust and its investment adviser, without the approval of fund shareholders, to enter into or amend a subadvisory agreement with a subadviser . . . including any subadviser that is an affiliated person of the investment adviser or a fund.” Nonetheless, in light of the Staff’s comments here and elsewhere in this letter, the Trusts have removed the defined term for “Subadviser Voting Relief” and made other clarifying edits to the description of the Relief discussed in Proposal III.

15.

Comment:  In the “Background on the Regulatory Relief” section of Proposal III, please provide the background of the original Carillon Order and the BNYM No-Action Letter and explain how they relate to Proposal III.

Response: The Trusts respectfully submit that the Proxy Statement provides the relevant background information relating to the Carillon Order and the BNYM No-Action Letter (collectively, the “Relief”) and sufficiently explains how the Relief relates to Proposal III. Nonetheless, the Trusts have added the following clarifying language to this section in response to the Staff’s comment:

As noted above, shareholder approval of Proposal III would permit the Manager to rely on the Relief to enter into or materially amend a subadvisory agreement with an Affiliated Subadviser without first obtaining shareholder approval. To the extent the Trusts rely on the Relief for this purpose, the Trusts intend to comply with the conditions set forth in the Carillon Order.

16.

Comment:  In the “Background on the Regulatory Relief” section of Proposal III, with respect to the additional relief, please confirm that the Trusts intend to comply with all conditions set forth in the Carillon Order.

Response: The requested change has been made, as reflected in the new language set forth in response to Comment 15 above.

17.	Comment: In the “Oversight of Affiliated Subadvisers” section of Proposal III, please replace “BIA” with “The Manager.”

Response: The requested change has been made.

18.	Comment: In the first sentence of the “Introduction” section of Proposal IV, please break out the Portfolios by Trust I and Trust II, consistent with the approach used in the other Proposals.

Response: In response to the comment, the first sentence of the “Introduction” section of Proposal IV of the Proxy Statement will be revised as follows:

“Each of Brighthouse/Wellington Large Cap Research Portfolio and~~,~~ Loomis Sayles Growth Portfolio, each a series of Trust I, and each of BlackRock Capital Appreciation Portfolio, Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio, each a series of Trust II (previously defined as the “Large Cap Portfolios”) is currently classified as a diversified fund under the 1940 Act.”

19.	Comment: In the “Rationale” section of Proposal IV, please specify how the changes are marked.

Response: In response to the comment, the last paragraph of the “Rationale” section of Proposal IV of the Proxy Statement will be revised as follows:

“If shareholders approve Proposal IV, effective July 1, 2026, the applicable Large Cap Portfolio will revise its current investment restriction(s) to reflect that such Large Cap Portfolio is not subject to the investment restriction(s) regarding diversification, with the new language ~~as~~ marked as underlined in the table below. In such case, the Large Cap Portfolio may operate as a non-diversified fund or, in the subadviser’s or Manager’s discretion, it may not, subject to the best interests of the Large Cap Portfolio and its shareholders.”

20.

Comment:  In the first row of the table in Proposal IV, the sentence begins with “Except as noted.” Please revise this sentence to be more precise. Please confirm that all of the underlined language represents new language.

Response: The requested change has been made to more closely align this disclosure with the relevant disclosures in the Trusts’ Statement of Additional Information, as supplemented (the “SAI”). The Trusts note there is a footnote included in this section of the Proxy Statement that explains that the SAI relates to all Portfolios of the Trusts and therefore the language setting forth the investment restrictions applies to certain other Portfolios in addition to the Large Cap Portfolios. In addition, the Trusts confirm that all of the underlined language in the table represents new language.

21.

Comment:  In the second row of the table in Proposal IV, the language reflects the non-fundamental policies rather than the fundamental policies. Please check the fundamental policies for the relevant Portfolios.

Response: As described in the footnote included in Proposal IV of the Proxy Statement, BlackRock Capital Appreciation Portfolio, Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio are subject to non-fundamental policies to operate as diversified funds; however, shareholder approval is nonetheless required to change these Portfolios’ classifications from diversified to non-diversified given the requirements of Section 13(a)(1) under the 1940 Act.

22.	Comment: Please confirm that “Class C” is referenced consistently in both the “Voting Process” and “Ownership of Shares” sections of the Proxy Statement.

Response: The Trusts confirm that “Class C” is referenced consistently in both the “Voting Process” and “Ownership of Shares” sections of the Proxy Statement.

23.

Comment: The following sentence in the Proxy Statement is not accurate, as the voting instructions do not ask Contract Holders to provide separate voting instructions: “With respect to Proposals I, II, III and IV, if you are a Contract Holder of units that relate to shares of more than one Portfolio, your voting instruction card will ask you to provide separate voting instructions for each such Portfolio.”

Response: In response to the comment, this sentence will be revised as follows:

“With respect to Proposals I, II, III and IV, if you are a Contract Holder of units that relate to shares of more than one Portfolio, ~~your voting instruction card will ask~~ you may ~~to~~ provide separate voting instructions for each such Portfolio on your Voting Instruction Card, as applicable.”

24.	Comment: Please consider replacing “in accordance with the recommendation of the Portfolio’s Board with respect to each Proposal considered at the Meeting” with “in favor of the Proposals.”

Response: The requested change has been made.

25.	Comment: Please consider reiterating the options to vote by phone or by Internet in the “Voting Process” section of the Proxy Statement.

Response: In response to the comment, the last paragraph of the “Voting Process” section of the Proxy Statement will be revised as follows:

“If you wish to attend the Meeting virtually and vote, visit meetnow.global/M6YKRR5 and enter the control number found on your proxy card. You may also vote either via the Internet or by telephone, as explained on the Voting Instruction Card. For further information regarding the proposals or voting instructions, please call (866) 486-9631.”

26.

Comment:  In the “Adjournments; Other Business” subsection of the Proxy Statement, please confirm or clarify that the organizational documents permit the Meeting to be adjourned at the discretion of the chair of the Meeting.

Response: The Trusts confirm that the Trusts’ Amended and Restated By-laws permit the Meeting to be adjourned at the discretion of the chair of the Meeting.

27.

Comment:  In the “Certain Interests in the Proposals” section of the Proxy Statement, the information referenced in the following sentence should be provided in the table that appears above this section: “Summary information regarding the Trustees’ beneficial interests in the Portfolios is included in the Trusts’ Statement of Additional Information dated April 28, 2025, as supplemented.”

Response: The Trusts respectfully submit that the disclosure under “Certain Interests in the Proposals” satisfies the requirements of Item 5(a) of Schedule 14A, which requires the Trusts to “[d]escribe briefly any substantial interest, direct or indirect, by security holdings or otherwise [of certain persons] in any manner to be acted upon.” The Trusts therefore decline to make any changes in response to this comment.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:

 Thomas Watterson, Esq.

 Logan Dalton, Esq.

 Brian D. McCabe, Esq.

 Jeremy C. Smith, Esq.